UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Immune Design Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45252L 103

(CUSIP Number)

Peter Svennilson

The Column Group, LP

1700 Owens Street, Suite 500

San Francisco, CA 94158

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 45252L 103

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 3,161,942(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,161,942(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,161,942(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 20.1%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)	The Column Group, LP (“TCG LP”) has sole voting and dispositive control over 3,161,942 shares of common stock, par value $0.001 per share (“Common Stock”), of Immune Design Corp. (the “Issuer”), except that The Column Group GP, LP (“TCG GP”), the general partner of TCG LP, and Peter Svennilson (“Svennilson”) and David V. Goeddel (“Goeddel”), the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.
(2)	The percentage set forth in row (13) is based on the 15,768,867 outstanding shares of Common Stock as of July 29, 2014, as disclosed in the Issuer’s final prospectus dated July 23, 2014, as filed with the SEC on July 24, 2014.

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CUSIP No. 45252L 103

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,161,942(3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,161,942(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,161,942(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 20.1%(4)
14.	Type of Reporting Person (See Instructions): PN

(3)	TCG GP is the general partner of TCG LP and shares voting and dispositive power over the shares of Common Stock held by TCG LP.
(4)	The percentage set forth in row (13) is based on the 15,768,867 outstanding shares of Common Stock as of July 29, 2014, as disclosed in the Issuer’s final prospectus dated July 23, 2014, as filed with the SEC on July 24, 2014.

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CUSIP No. 45252L 103

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 11,620(5)
	8.	Shared Voting Power: 3,161,942(6)
	9.	Sole Dispositive Power: 11,620(5)
	10.	Shared Dispositive Power: 3,161,942(6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,173,562(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 20.1%(7)
14.	Type of Reporting Person (See Instructions): IN

(5)	Svennilson, as a director of the Issuer, received options to purchase 4,281 and 7,339 shares, exercisable on December 19, 2014 and June 27, 2015, respectively.
(6)	Svennilson is a managing partner of TCG GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP.
(7)	The percentage set forth in row (13) is based on the 15,768,867 outstanding shares of Common Stock as of July 29, 2014, as disclosed in the Issuer’s final prospectus dated July 23, 2014, as filed with the SEC on July 24, 2014.

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CUSIP No. 45252L 103

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,161,942(8)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,161,942(8)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,161,942(8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 20.1%(9)
14.	Type of Reporting Person (See Instructions): IN

(8)	Goeddel is a managing partner of TCG GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP.
(9)	The percentage set forth in row (13) is based on the 15,768,867 outstanding shares of Common Stock as of July 29, 2014, as disclosed in the Issuer’s final prospectus dated July 23, 2014, as filed with the SEC on July 24, 2014.

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SCHEDULE 13D

Item 1. Security and Issuer

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Immune Design Corp., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1616 Eastlake Ave. E., Suite 310, Seattle, Washington 98102. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by (i) The Column Group, LP, a Delaware limited partnership (“TCG LP”), (ii) The Column Group GP, LP, a Delaware limited partnership (“TCG GP”), and (iii) Peter Svennilson and David V. Goeddel (collectively referred to as the “Managing Partners”), the Managing Partners of TCG GP. TCG LP, TCG GP, and the Managing Partners are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b) The principal executive offices of TCG LP and TCG GP, and the business address of each of the Managing Partners, are located at 1700 Owens Street, Suite 500, San Francisco, California 94158.

(c) The principal business of TCG LP is making venture capital investments. TCG GP’s principal business is acting as general partner of TCG LP. Each of the Managing Partners’ principal business is acting as a managing partner of TCG GP and The Column Group II GP, LP, an affiliate of TCG GP.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Mr. Svennilson is a citizen of Sweden, and Mr. Goeddel is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer effected a 1-for-8.175 reverse stock split of its issued and outstanding common and preferred stock on July 14, 2014. Accordingly, unless otherwise noted herein, all share and per share amounts have been adjusted to reflect this reverse stock split.

Between June 2008 and January 2010, TCG LP purchased an aggregate of 733,943 shares of Series A Preferred Stock (the “Series A Shares”) for an aggregate purchase price of $6.0 million. Between July 2010 and November 2012, TCG LP purchased an aggregate of 744,580 shares of Series B Preferred Stock (the “Series B Shares”) for an aggregate purchase price of $7.0 million. In October 2013, TCG LP purchased an aggregate of 856,269 shares of Series C Preferred Stock and warrants (the “Warrants”) to purchase 428,134 shares of Series C Preferred Stock (collectively, the “Series C Shares” and, together with the Series A Shares and the Series B Shares, the “Preferred Stock”) for an aggregate purchase price of $7.0 million. Additionally, TCG LP purchased 399,016 shares of Common Stock (the “IPO Shares”) as part of the Issuer’s initial public offering, which purchase closed on July 29, 2014 (the “IPO Closing”). The aggregate purchase price of the IPO shares was approximately $4.8 million. Immediately prior to the IPO Closing, TCG LP exercised the warrants by paying approximately $3.5 million in cash to the Issuer. Upon the IPO Closing, all of the Preferred Stock automatically converted into shares of Common Stock, and TCG LP received an aggregate of 2,762,926 shares of Common Stock upon conversion. TCG LP received the funds used to purchase the Preferred Stock, the Warrants and the IPO Shares from capital contributions made to TCG LP by its partners for investment purposes.

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As consideration for his service as a director of the Issuer, Mr. Svennilson received options to purchase 11,620 shares of Common Stock. The options are held by Mr. Svennilson individually.

Item 4. Purpose of Transaction

TCG LP purchased the aforementioned Preferred Stock and IPO Shares for investment purposes with the aim of increasing the value of its investments in the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, TCG LP directly holds 3,161,942 shares of Common Stock, representing 20.1% of the Issuer’s outstanding Common Stock. As the general partner of TCG LP, TCG GP beneficially owns an aggregate of 3,161,942 shares of Common Stock, representing 20.1% of the Issuer’s outstanding Common Stock. Mr. Goeddel, as a Managing Partner of TCG GP, beneficially owns 3,161,942 shares of Common Stock, representing 20.1% of the Issuer’s outstanding Common Stock. Mr. Svennilson, as a Managing Partner of TCG GP and a director of the Issuer, beneficially owns 3,173,562 shares of Common Stock, representing 20.1% of the Issuer’s outstanding Common Stock. The percentages set forth in this Item 5 are based on the 15,768,867 outstanding shares of Common Stock as of July 29, 2014, as disclosed in the Issuer’s final prospectus dated July 23, 2014, as filed with the SEC on July 24, 2014.

(b) TCG LP has sole voting and dispositive control over 3,161,942 shares of Common Stock. Except as noted in Item 5(c), below, none of the other Reporting Persons owns any securities of the Issuer directly. TCG GP, as general partner of TCG LP, shares the power to direct the voting and disposition of the 3,161,942 shares beneficially owned by TCG LP and may be deemed to beneficially own the shares beneficially owned by TCG LP. By virtue of their positions as managing partners of TCG GP, each Managing Partner may be deemed to share the power to direct the disposition and vote of the 3,161,942 shares beneficially owned by TCG LP and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities.

(c) On June 27, 2014, Mr. Svennilson, as a director of the Issuer, received options to purchase 7,339 shares of the Issuer’s Common Stock at an exercise price of $8.92 per share and exercisable on June 27, 2015. On December 19, 2013, Mr. Svennilson, as a director of the Issuer, received options to purchase 4,281 shares of the Issuer’s Common Stock at an exercise price of $1.23 per share and exercisable on December 19, 2014.

(d) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(e) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(f) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer, TCG LP and certain other investors are party to an amended and restated investor rights agreement (the “Investor Rights Agreement”), dated October 16, 2013, giving such parties the right to demand that the Issuer file a registration statement or request that the investors’ shares of Common Stock be covered by a registration statement that the Issuer otherwise file. In addition to the registration rights, the Investor Rights Agreement provides for certain information rights and rights of first refusal. The provisions of the Investor Rights Agreement terminated upon the IPO Closing, other than the registration rights, which will terminate upon the earlier of (i) four years after the IPO Closing, (ii) with respect to each investor, the date when such investor can sell all of its registrable shares, as defined in the Investor Rights Agreement, in a single transaction pursuant to Rule 144 of the Securities Act of 1933, as amended, (iii) the completion of an acquisition, as defined in the Issuer’s amended and restated certificate of incorporation, as currently in effect, and (iv) the completion of an asset transfer, as defined in the Issuer’s amended and restated certificate of incorporation, as currently in effect. This summary description does not purport to be complete, and is qualified in its entirety by the Amended and Restated Investor Rights Agreement, a copy of which is filed as exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 23, 2014 (the “S-1”) and is incorporated by reference.

Mr. Svennilson, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer’s amended and restated bylaws. These indemnification agreements provide, among other things, that the Issuer will indemnify the directors for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director in any claim, action, or proceeding arising in his or her capacity as a director of the Issuer or in connection with service at the Issuer’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director makes a claim for indemnification. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement, a copy of which is filed as exhibit 10.14 to the S-1 and is incorporated by reference.

The Issuer, along with its directors and executive officers and substantially all of its other stockholders, including the Reporting Persons, have agreed with the underwriters for the IPO that, for a period of 180 days following July 23, 2014, they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Common Stock (including any shares issued in the IPO or other issuer-directed shares), or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or later acquired, owned directly or with respect to which they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The representatives of the underwriters, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Lock-up Agreement attached as Exhibit B to the Underwriting Agreement, a copy of which is filed as exhibit 1.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A filed with the SEC on June 30, 2014 and is incorporated by reference.

Item 7. Material to be filed as Exhibits.

A.	Joint Filing Statement.

B.	Form of Investor Rights Agreement (incorporated by reference to exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-196979), filed with the SEC on June 23, 2014).

C.	Form of Indemnification Agreement (incorporated by reference to exhibit 10.14 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-196979), filed with the SEC on June 23, 2014).

D.	Form of Lock-up Agreement (incorporated by reference to Exhibit B of exhibit 1.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A (Registration No. 333-196979), filed with the SEC on June 30, 2014.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as August 4, 2014

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Peter Svennilson
Peter Svennilson

By:	/s/ David V. Goeddel
David V. Goeddel

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